UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of May 2013

Commission File No.: 001-33905

UR-ENERGY INC.

(Translation of the registrant’s name into English)

10758 W Centennial Road, Suite 200

Littleton, Colorado 80127

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐ Form 40- F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Ur-Energy Inc.
55 Metcalfe Street, Suite 1300
Ottawa, Ontario K1P 6L5

2.	Date of Material Change

May 14, 2013

3.	News Release

Attached as Schedule A is a copy of the news release issued by Ur-Energy Inc. (the “Company” or “Ur-Energy”) on May 14, 2013 at Denver, Colorado via PR Newswire.

4.	Summary of Material Change

On May 14, 2013, the Company announced it had closed on a bridge loan facility (the "Bridge Loan") in the amount of US$5,000,000. The Bridge Loan is intended to provide interim working capital for the Company’s flagship Lost Creek Project construction prior to receiving funds from the State of Wyoming Industrial Development Bond program. It is expected that the Bridge Loan will be repaid upon the closing of the Wyoming Bond funding. The Company is currently working with the State and Sweetwater County to advance documents for the closing of a US$34.0 million loan facility in the coming weeks.

On May 13, 2013, the Company entered into a short-term Bridge Loan agreement with RMB Australia Holdings Limited (“RMBAH”) in the amount of US$5.0 million, which has been funded. The Bridge Loan bears interest at 7.5% per annum. An origination fee of 4% has been paid. The Company will be required to repay the Bridge Loan upon receipt of funds from any source in an amount exceeding US$6.0 million or the maturity date of the facility, whichever occurs sooner. The Bridge Loan is secured by a general security agreement in favor of the lender.

5.	Full Description of Material Change

On May 14, 2013, the Company announced it had closed on a bridge loan facility (the "Bridge Loan") in the amount of US$5,000,000. The Bridge Loan is intended to provide interim working capital for the Company’s flagship Lost Creek Project construction prior to receiving funds from the State of Wyoming Industrial Development Bond program. It is expected that the Bridge Loan will be repaid upon the closing of the Wyoming Bond funding. The Company is currently working with the State and Sweetwater County to advance documents for the closing of a US$34.0 million loan facility in the coming weeks.

On May 13, 2013, the Company entered into a short-term Bridge Loan agreement with RMB Australia Holdings Limited (“RMBAH”) in the amount of US$5.0 million, which has been funded. The Bridge Loan bears interest at 7.5% per annum. An origination fee of 4% has been paid. The Company will be required to repay the Bridge Loan upon receipt of funds from any source in an amount exceeding US$6.0 million or the maturity date of the facility, whichever occurs sooner. The Bridge Loan is secured by a general security agreement in favor of the lender.

RMBAH has also conditionally approved in principle further debt financing to take the form of a US$20.0 million Secured Loan Facility (the “Loan Facility”). The Loan Facility is intended to serve as project funding for the acquisition and advancement of the Pathfinder Mines assets in Wyoming, and if necessary may also provide an additional source of interim Lost Creek project development funds while the final document preparation for the Wyoming State Industrial Development Bond financing is ongoing. RMBAH and Ur-Energy will be preparing transactional documentation; the Loan Facility is subject to normal closing conditions and final approval by both parties. The Company anticipates receiving all required regulatory approvals for the closing of the Pathfinder acquisition transaction by the end of the second quarter.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

Roger L. Smith, CFO/CAO

Ur-Energy Inc.

10758 W. Centennial Road, Suite 200

Littleton, Colorado 80127

Telephone: 720-981-4588

9.	Date of Report

May 23, 2013

Schedule A

Ur-Energy Secures Bridge Loan Facility, Provides Update on Corporate Activities

Littleton, Colorado (PR Newswire – May 14, 2013) Ur-Energy Inc. (TSX:URE, NYSE MKT:URG) (“Ur-Energy” or the “Company”) is pleased to announce that the Company has closed on a bridge loan facility (the "Bridge Loan") in the amount of US$5,000,000. The Bridge Loan is intended to provide interim working capital for the Company’s flagship Lost Creek Project construction prior to receiving funds from the State of Wyoming Industrial Development Bond program. It is expected that the Bridge Loan will be repaid upon the closing of the Wyoming Bond funding. The Company is currently working with the State and Sweetwater County to advance documents for the closing of a US$34.0 million loan facility in the coming weeks.

On May 13, 2013, the Company entered into a short-term Bridge Loan agreement with RMB Australia Holdings Limited (“RMBAH”) in the amount of US$5.0 million, which has been funded. The Bridge Loan bears interest at 7.5% per annum. An origination fee of 4% has been paid. The Company will be required to repay the Bridge Loan upon receipt of funds from any source in an amount exceeding US$6.0 million or the maturity date of the facility, whichever occurs sooner. The Bridge Loan is secured by a general security agreement in favor of the lender.

RMBAH has also conditionally approved in principle further debt financing to take the form of a US$20.0 million Secured Loan Facility (the “Loan Facility”). The Loan Facility is intended to serve as project funding for the acquisition and advancement of the Pathfinder Mines assets in Wyoming, and if necessary may also provide an additional source of interim Lost Creek project development funds while the final document preparation for the Wyoming State Industrial Development Bond financing is ongoing. RMBAH and Ur-Energy will be preparing transactional documentation; the Loan Facility is subject to normal closing conditions and final approval by both parties. The Company anticipates receiving all required regulatory approvals for the closing of the Pathfinder acquisition transaction by the end of the second quarter.

Ur-Energy President and CEO Wayne Heili commented, “By pursuing these funding opportunities, the Company is advancing financing alternatives for both the completion of Lost Creek and the acquisition of Pathfinder Mines. While the Wyoming bond funding continues to advance with the preparation and review of all the necessary documentation, Ur-Energy has proactively secured the ability to pursue its two primary growth objectives until the State funding becomes available.”

The Company continues to advance Lost Creek toward production while remaining on schedule for the Nuclear Regulatory Commission’s pre-operational compliance inspection of the fully constructed facility in late June. Recent photographs of the progress of construction at Lost Creek are available at our website: www.ur-energy.com.

About Ur-Energy

Ur-Energy is a junior uranium mining company currently constructing its first in-situ recovery (ISR) uranium mine in south- central Wyoming at its fully licensed and permitted Lost Creek project. The Lost Creek processing facility will have two million pounds per year capacity and is anticipated to be in production in the second half of 2013. Ur-Energy engages in the identification, acquisition, exploration and development of uranium projects in the United States and Canada. Shares of Ur-Energy trade on the Toronto Stock Exchange under the symbol “URE” and on the NYSE MKT under the symbol “URG”. Ur-Energy’s corporate office is located in Littleton, Colorado; its registered office is in Ottawa, Ontario. Ur-Energy’s website is www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT

Rich Boberg, Director, IR/PR	Wayne Heili, President and CEO
303-269-7707	307-265-2373
866-981-4588	866-981-4588
rich.boberg@ur-energyusa.com	wayne.heili@ur-energyusa.com

This release may contain “forward-looking statements” within the meaning of applicable securities laws regarding events or conditions that may occur in the future (e.g., timing and ability to complete bond closing and closing on the RMBAH project finance Facility; timing of receipt of governmental approvals for and completion of the closing of the Pathfinder acquisition; timing of completion of construction and commencement of operations at Lost Creek) and are based on current expectations that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies. Factors that could cause actual results to differ materially from any forward-looking statements include, but are not limited to, capital and other costs varying significantly from estimates; failure to establish estimated resources and reserves; the grade and recovery of ore which is mined varying from estimates; production rates, methods and amounts varying from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; inflation; changes in exchange rates; fluctuations in commodity prices; delays in development and other factors. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and Ur-Energy disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management’s beliefs, expectations or opinions that occur in the future.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UR-ENERGY INC.

Date: May 23, 2013	By:	/s/ Roger Smith
Roger Smith, Chief Financial Officer